CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due 2010	$34,000,000.00	$3,638.00

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 125
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated November 22, 2006
Dated March 14, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due May 20, 2010
Based on the Value of an International Basket of Four Indices

The Capital Protected Notes due May 20, 2010 Based on the Value of an International Basket of Four Indices, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225® Index, the Hang Seng® Index and the S&P Latin America 40® Index.

Final Terms:

		Bloomberg	Percentage	Initial Index
Underlying indices:	Basket Indices	Page	Weighting	Closing Value	Multiplier
	Dow Jones EURO STOXX 50® Index:	SX5E	42.50%	4,085.76	0.001040198
	Nikkei 225® Index:	NKY	42.50%	15,734.60	0.000270105
	Hang Seng® Index:	HSI	10.00%	19,265.32	0.000051907
	S&P Latin America 40® Index:	SPLAC	5.00%	3,098.33	0.000161377
Aggregate principal amount:	$34,000,000
Pricing date:	November 22, 2006
Original issue date (settlement date):	November 30, 2006, which is the fifth trading day following the pricing date
Maturity date:	May 20, 2010, subject to postponement in the event of certain market disruption events
Issue price:	$10 per note
Stated principal amount:	$10 per note
Interest rate:	None
Denominations:	$10 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $10 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Index percent change:	The percentage by which the final index value exceeds the initial index value, calculated as follows: (final index value – initial index value) / initial index value
Initial index value:	10, the basket closing value used to determine the multipliers on the basket setting date
Basket closing value:	The sum of the products of the index closing value of each of the underlying indices and the applicable multiplier for each of the underlying indices
Basket setting date:	With respect to the S&P Latin America 40 Index, the pricing date
With respect to the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Index and the Hang Seng Index, the relevant index business day immediately following the pricing date
Final index value:	The basket closing value on the determination date
Determination date:	May 18, 2010, subject to postponement in the event of certain market disruption events
Call right:	The notes are not callable prior to maturity
Listing:	The notes will not be listed on any securities exchange
CUSIP:	61748A353

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Ay representation to the contrary is a criminal offense.

PRICE $10 PER NOTE

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per Note	$10.00	$0.225	$9.775
Total	$34,000,000	$765,000	$33,235,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for Capital Protected Notes dated March 14, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000523/dp02252_424b2.txt

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $10, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the basket indices. The supplemental redemption amount will be equal to the product of $10 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

where,

participation	=	100%
rate
initial index	=	10
value
final index value	=	the basket closing value as determined on the determination
		date
basket closing	=	the sum of the products of the index closing value of each of
value		the underlying indices and the applicable multiplier for each
		of the underlying indices

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The hypothetical final index value is 50% greater than the initial index value.

Participation rate:	100%
Initial index value:	10
Hypothetical final index value:	15

     In the example above, the total payout at maturity per note will equal $15, which is the sum of the stated principal amount of $10 and a supplemental redemption amount of $5.

Example #2:

The hypothetical final index value is 50% lower than the initial index value.

Participation rate:	100%
Initial index value:	10
Hypothetical final index value:	5

     In the example above, because the hypothetical final index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the stated principal amount of $10 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final index value, which is equal to the basket closing value on the determination date. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of the participation rate on each $10 stated principal amount of notes for specified final index values on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

The Underlying Indices

      For a description of the Underlying Indices to which the notes will be linked, including license agreement and historical information, see “Annex A—Underlying Indices,” attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On or prior to the relevant index business day immediately following the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the basket indices. Such purchase activity could have increased the value of the basket indices, and, therefore, have increased the value at which the basket indices must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the stated principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the stated principal amount of $10 for each note you hold at maturity. The return of only the stated principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The notes do not pay interest. Unlike ordinary debt securities, the notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the determination date, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Changes in the value of one or more of the basket indices may offset each other. Price movements in the basket indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the basket closing value on the determination date, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

     Investing in the notes is not equivalent to investing in the basket indices. Investing in the notes is not equivalent to investing in the basket indices or their component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

     Adjustments to the basket indices could adversely affect the value of the notes. The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index. The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any basket index.

     There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the basket indices or other instruments related to the basket indices are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the respective index business days for each index immediately following the date of this pricing supplement and on the determination date could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index business day immediately following the date of this pricing supplement could have affected the initial index value and, as a result, could have increased the value at which the basket indices must close on the determination date before you receive a payment at maturity that exceeds the stated principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the basket indices on the determination date and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

     See “ERISA–Other Capital Protected Notes” in the prospectus supplement for capital protected notes.

United States Federal Taxation

      The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.34% per annum compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $12.01 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through December
31, 2006	$0.0445	$0.0445
January 1, 2007 through June 30, 2007	$0.2682	$0.3127
July 1, 2007 through December 31, 2007	$0.2753	$0.5880
January 1, 2008 through June 30, 2008	$0.2827	$0.8707
July 1, 2008 through December 31, 2008	$0.2902	$1.1609
January 1, 2009 through June 30, 2009	$0.2980	$1.4589
July 1, 2009 through December 31, 2009	$0.3060	$1.7649
January 1, 2010 through May 20, 2010	$0.2443	$2.0092

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Indices

     The Dow Jones Euro Stoxx 50 Index. The Dow Jones Euro Stoxx 50 Index was created by STOXX Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Euro STOXX 50 Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The Euro STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. For a discussion of the Dow Jones Euro STOXX 50 Index, see “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index” in the prospectus supplement for capital protected notes.

     The Nikkei 225 Index. The Nikkei 225 Index is a stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index currently is based on the 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange representing a broad cross-section of Japanese industries. The 225 companies included in the Nikkei Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. For a discussion of the Nikkei 225 Index “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the prospectus supplement for capital protected notes.

      The Hang Seng Index. We have derived all information contained in this pricing supplement regarding the Hang Seng Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by HSI Services Limited. The Index was developed by HSI Services Limited and is calculated, maintained and published by HSI Services Limited. We make no representation or warranty as to the accuracy or completeness of such information.

      The Hang Seng Index is compiled, published and managed by HSI Services Limited, a wholly owned subsidiary of the Hang Seng Bank, and was first calculated and published on November 24, 1969. The HSI is a market capitalization weighted stock market index in the Stock Exchange of Hong Kong Ltd. (the “SEHK”) consisting of 33 constituent stocks that account for about 70% of the total market capitalization of all stocks listed on the SEHK.

      Only companies with a primary listing on the main board of the SEHK are eligible as constituents of the Hang Seng Index. As of August 2006, mainland China enterprises that have an H-share listing in Hong Kong are eligible for inclusion in the Hang Seng Index when they meet any one of the following conditions: (1) the H-share company has 100% of its ordinary share capital in the form of H-shares which are listed on the SEHK; (2) the H-share company has completed the process of share reform, with the result that there is no unlisted share capital in the company; or (3) for new H-share initial public offerings, the company has no unlisted share capital. For any H-share company included in the Hang Seng Index, only the H-share portion of the share capital of the company will be used for index calculation, subject to freefloat adjustment. H-shares are shares of mainland China companies listed on SEHK.

      To be eligible for selection in the Hang Seng Index, a company: (1) must be among those that constitute the top 90% of the total market value of all primary shares listed on the SEHK (market value is expressed as an average of the past 12 months); (2) must be among those that constitute the top 90% of the total turnover of all primary listed shares on the SEHK (turnover is aggregated and individually assessed for eight quarterly sub-periods for the past 24 months); and (3) should normally have a listing history of 24 months. From the candidates, final selections are based on the following: (1) the market value and turnover rankings of the companies; (2) the representation of the sub-sectors within the Hang Seng Index directly reflecting that of the market; and (3) the financial performance of the companies.

     Calculation Methodology

      From September 11, 2006, and phased in over a period of 12 months from September 2006 to September 2007, the calculation methodology of the Hang Seng Index has been changed from a full market capitalization weighting to a freefloat-adjusted market capitalization weighting. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for calculation: shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings; shares held by directors who individually control more than 5% of the shareholdings; shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and shares held by a shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up management. A freefloat adjustment factor representing the proportion of shares that is freefloated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the Hang Seng Index and is updated half-yearly.

      A cap of 15% on individual stock weightings is applied. A cap factor is calculated half-yearly to coincide with the regular update of the freefloat adjustment factor. Additional re-capping is performed upon constituent changes.

      The S&P Latin America 40 Index. We have derived all information contained in this pricing supplement regarding the S&P Latin America 40 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s, a division of McGraw-Hill, Inc. (“S&P”). The Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

      The S&P Latin America 40 Index is intended to be a measure of the Latin American economy. Its 40 constituents currently capture 70% of the total market capitalization of four major Latin American markets: Argentina, Brazil, Chile and Mexico. Prices for the S&P Latin America 40 Index are collected in local currencies and index values are released in U.S. dollars. The S&P Latin America 40 Index is maintained by the S&P Index Committee.

      Eligibility Criteria for S&P Latin America Index Components

      The S&P Latin America 40 Index includes the stocks that are among the largest in terms of market capitalization from companies located in Argentina, Brazil, Chile and Mexico. A stock’s domicile is determined based on criteria that include headquarters of the company, registration, listing of the stock, place of operations, and residence of the senior officers. A stock’s weight in the S&P Latin America 40 Index is determined by the float-adjusted market capital of the stock. An investable weight factor (“IWF”) is applied to each constituent’s share count used for index calculation. The IWF reduces shares outstanding for government-owned shares, strategically held shares, and shares restricted from foreign ownership.

      All common and preferred shares (of an equity and not a fixed income nature) are eligible for inclusion in the S&P Latin America 40 Index. Convertible stock, bonds, warrants, rights and preferred stock that provide a guaranteed fixed return are not eligible.

      To identify stocks for possible addition, the following factors are considered:

  Value and volume traded: Liquidity measures of possible additions are considered to ensure that the index remains investable.
  Sector representation: The index’s sector composition is compared to that of the entire equity universe. Companies may be added to bring the index in line with the equity universe.
  Country representation: Companies may be added so the index country weights reflect to those of the equity universe.

      Privatizations and other extraordinary circumstances may require a company to be immediately added to the index. Companies may be removed from the index because of bankruptcy or major restructuring such as mergers and acquisitions. A company may also be removed if it is no longer representative of the market or its industry.

     Quarterly Updates to the S&P Latin America 40 Index

      The S&P Latin America 40 Index is rebalanced quarterly to reflect changes in shares outstanding due to share issuances, buybacks, and other corporate actions. Share and IWF changes greater than 5% are made at the time of change.

     Maintenance of the S&P Latin America 40 Index

      Changes in the S&P Latin America 40 Index value should reflect changes in the total market capitalization of the S&P Latin America 40 Index that are caused by price movements in the market. They should not reflect changes in the market capitalization of the index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers or acquisitions. When a corporate action affects the price of a security, the price of the security is adjusted to reflect the ex-date and the index divisor is adjusted to offset any change in the total market value of the index. When a stock is replaced by another stock, the index divisor is adjusted so that the change in index market value that results from the addition or deletion does not change the index value.

     License Agreement between STOXX Limited and Morgan Stanley. “Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index—License Agreement between STOXX Limited and Morgan Stanley” in the prospectus supplement for capital protected notes.

     License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between Nikkei and Morgan Stanley” in the prospectus supplement for capital protected notes.

      License Agreement between HSI Services Limited and Morgan Stanley. “Hang Seng® Index” is a trademark of HSI Services Limited and has been licensed for use by Morgan Stanley.

      All information in this pricing supplement regarding the Hang Seng Index including, without limitation, its make-up, method calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by HSI Services Limited or any of its affiliates (the “HS Index Sponsor”) and Hang Seng Data Services Limited. The HS Index Sponsor has no obligation to Hang Seng Index in connection with the issuance of certain securities, including the notes. Morgan Stanley is not affiliated with the HS Index Sponsor; the only relationship between the HS Index Sponsor and Morgan Stanley is the licensing of the use of Hang Seng Index and trademarks related to the Hang Seng Index.

      The Hang Seng Index is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name “Hang Seng Index” is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Hang Seng Index by Morgan Stanley in connection with the notes, but neither HSI Services Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the notes or any other person the accuracy or completeness of the Hang Seng Index and its computation or any information related thereto and no warranty or representation or guarantee of any kind whatsoever relating to the Hang Seng Index is given or may be implied. The process and basis of computation and compilation of the Hang Seng Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. No responsibility or liability is accepted by HSI Services Limited or Hang Seng Data Services Limited in respect of the use of and/or reference to the Hang Seng Index by Morgan Stanley in connection with the notes, or for any inaccuracies, omissions, mistakes or errors of HSI Services Limited in the computation of the Hang Seng Index or for any economic or other loss which may be directly or indirectly sustained by any broker or holder of the notes for any other person dealing with the notes as a result thereof and no claims, actions or legal proceedings may be brought against HSI Services Limited and/or Hang Seng Data Services Limited in connection with the notes in any manner whatsoever by any broker, holder or other person dealing with the notes. Any broker, holder or other person dealing with the notes does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

     License Agreement between S&P and Morgan Stanley. "Standard & Poor's®," "S&P®," and “S&P Latin America 40®” are trademarks of The McGraw-Hill Companies, Inc.

      Morgan Stanley expects to enter into a non-exclusive license agreement with S&P which will provide for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P Latin America 40 Index, which is owned and published by S&P, in connection with securities, including the notes.

     Morgan Stanley expects that the license agreement between S&P and Morgan Stanley will provide that the following language must be set forth in this prospectus supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P Latin America 40 Index to track general stock market performance. S&P’s only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P Latin America 40 Index, which is determined, composed and calculated by S&P without regard to us or the notes. S&P has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P Latin America 40 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P LATIN AMERICA 40 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P LATIN AMERICA 40 INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P LATIN AMERICA 40 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     Historical Information. The following tables set forth the published high and low index closing values for each basket index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through November 22, 2006 in the case of the S&P Latin America 40 Index, November 23, 2006 in the case of the Dow Jones EURO STOXX 50 Index and the Hang Seng Index and November 24, 2006 in the case of the Nikkei 225 Index. The S&P Latin America 40 Index closing value on November 22, 2006 was 3,098.33, the Dow Jones EURO STOXX 50 Index closing value and the Hang Seng Index closing value on November 23, 2006 were 4,085.76 and 19,265.32 respectively and the Nikkei 225 Index closing value on November 24, 2006 was 15,734.60. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values, the historical price performance of the basket indices and the degree of correlation between the price trends of the basket indices (or lack thereof) should not be taken as an indication of future performance or trends.

EURO STOXX 50 Index	High	Low	Period End

2001
First Quarter	4,787.45	3,891.49	4,185.00
Second Quarter	4,582.07	4,039.16	4,243.91
Third Quarter	4,304.44	2,877.68	3,296.66
Fourth Quarter	3,828.76	3,208.31	3,806.13
2002
First Quarter	3,833.09	3,430.18	3,784.05
Second Quarter	3,748.44	2,928.72	3,133.39
Third Quarter	3,165.47	2,187.22	2,204.39
Fourth Quarter	2,669.89	2,150.27	2,386.41
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66
2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.24
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter	3,874.61	3,532.68	3,853.74
Second Quarter	3,890.94	3,408.02	3,648.92
Third Quarter	3,899.41	3,492.11	3,899.41
Fourth Quarter
(through November 23, 2006)	4,109.81	3,880.14	4,085.76

Nikkei 225 Index	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter	16,385.96	14,437.24	16,127.58
Fourth Quarter (through November
24, 2006)	16,811.60	15,725.94	15,734.60

Hang Seng Index	High	Low	Period End

2001
First Quarter	16,163.99	12,583.36	12,760.64
Second Quarter	13,877.95	12,063.71	13,042.53
Third Quarter	13,207.53	8,934.20	9,950.70
Fourth Quarter	11,847.06	9,797.54	11,397.21
2002
First Quarter	11,892.64	10,409.68	11,032.92
Second Quarter	11,974.61	10,355.92	10,598.55
Third Quarter	10,843.15	9,072.21	9,072.21
Fourth Quarter	10,227.01	8,858.69	9,321.29
2003
First Quarter	9,873.49	8,634.45	8,634.45
Second Quarter	10,030.37	8,409.01	9,577.12
Third Quarter	11,295.89	9,602.62	11,229.87
Fourth Quarter	12,594.42	11,546.12	12,575.94
2004
First Quarter	13,928.38	12,427.34	12,681.67
Second Quarter	13,031.81	10,967.65	12,285.75
Third Quarter	13,304.48	11,932.83	13,120.03
Fourth Quarter	14,266.38	12,818.10	14,230.14
2005
First Quarter	14,237.42	13,386.99	13,516.88
Second Quarter	14,287.44	13,355.23	14,201.06
Third Quarter	15,466.06	13,964.47	15,428.52
Fourth Quarter	15,394.39	14,215.83	14,876.43
2006
First Quarter	15,949.89	14,944.77	15,805.04
Second Quarter	17,301.79	15,234.42	16,267.62
Third Quarter	17,619.97	16,043.94	17,543.05
Fourth Quarter (through
November 23, 2006)	19,265.32	17,606.53	19,265.32

S&P Latin America 40 Index	High	Low	Period End

2001
First Quarter	1,141.30	918.53	951.16
Second Quarter	1,088.74	914.29	1,061.96
Third Quarter	1,070.15	754.52	805.49
Fourth Quarter	1,008.81	786.37	999.86
2002
First Quarter	1,109.32	960.49	1,082.84
Second Quarter	1,114.17	788.84	825.55
Third Quarter	823.74	630.64	630.64
Fourth Quarter	762.85	629.86	745.36
2003
First Quarter	802.56	671.32	725.25
Second Quarter	908.46	736.73	888.23
Third Quarter	1,020.78	887.03	997.42
Fourth Quarter	1,185.98	1,010.82	1,185.98
2004
First Quarter	1,294.98	1,194.68	1,256.38
Second Quarter	1,291.31	1,019.71	1,163.08
Third Quarter	1,311.51	1,142.48	1,309.69
Fourth Quarter	1,590.70	1,296.86	1,590.70
2005
First Quarter	1,781.06	1,475.91	1,611.45
Second Quarter	1,798.65	1,532.15	1,790.74
Third Quarter	2,311.65	1,783.78	2,311.65
Fourth Quarter	2,509.76	2,064.01	2,389.73
2006
First Quarter	2,853.10	2,397.08	2,742.68
Second Quarter	3,123.66	2,191.66	2,628.68
Third Quarter	2,776.61	2,477.26	2,738.73
Fourth Quarter (through November
22, 2006)	3,098.33	2,696.92	3,098.33

The following graph sets forth the hypothetical historical performance of the basket. The graph covers the period from January 1, 2001 through November 22, 2006. The graph does not attempt to show your expected return on an investment in the notes. The graph reflects the historical prices of the basket indices, including the effect of offset and correlation in the movement of these prices. The hypothetical historical performance of the basket and the historical performance of the basket indices should not be taken as an indication of their future performance.